Exhibit 99.1

This statement is being filed by Thomas P. Clark ("T Clark"), TPC Ventures, LLC (the "LLC"), Ryan T. Clark ("R Clark") and Thomas P. Clark Annuity Trust u/a/d April 29, 2005 (the "Trust") (collectively T Clark, R Clark, the LLC and the Trust are referred to as the "Reporting Persons"). All transactions described in this filing and this attachment were done for estate planning purposes for T Clark. The principal address for the Reporting Persons is: 8451 Delaware Street, Thornton, CO 80260.

On April 29, 2005, T Clark transferred 2,049,705 shares of common stock to the LLC as an initial capital contribution, resulting in T Clark owning 100% of the membership units in the LLC.

On April 29, 2005, T Clark transferred 99.9% of his ownership interest in the LLC to the Trust as consideration for an annuity contract payable from the Trust to T Clark. Following this transfer, T Clark owns .1% of the LLC but retains his position as manager of the LLC.
As manager of the LLC, T Clark has sole voting power of the 2,049,705 shares of common stock owned by the LLC and dispositive power over part or all of such shares to the extent that such disposition does not constitute a sale of all or substantially all of the assets of the LLC.

As of April 29, 2005, T Clark is the direct beneficial owner of 219,500 shares and the indirect beneficial owner of 2,049,705 shares directly owned by the LLC for which he is the manager. T Clark's total beneficial ownership (direct and indirect) remains at 2,269,205 shares of common stock, or 16.6% of the outstanding common stock of the Company.

The Trust, and therefore R Clark, as sole trustee of the Trust, may be deemed to have indirect beneficial ownership of 2,049,705 shares owned by the LLC because (1) the Trust is the majority owner of the LLC and, as a result, R Clark as the trustee of the Trust has the right to replace T Clark as the manager of the LLC and (2) a disposition of all or substantially all of the assets of the LLC requires an affirmative vote of the members holding more than 50% of the units of the LLC, which would require an affirmative vote of the Trust.

Each Reporting Person disclaims ownership of the 2,269,205 shares of common stock in excess of his or its pecuniary interest, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended for any other purposes.